MingZhu Logistics Holdings Limited

27F, Yantian Modern Industry Service Center

No. 3018 Shayan Road, Yantian District

Shenzhen, Guangdong, China 518081

VIA EDGAR

April 23, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: J. Nolan McWilliams

Re:	MingZhu Logistics Holdings Limited Amendment No. 3 to Registration Statement on Form F-1 Filed February 18, 2020 File No. 333-233992

Dear Mr. McWilliams:

MingZhu Logistics Holdings Limited (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated February 26, 2020, regarding the Company’s Amendment No. 3 to Registration Statement on Form F-1 (the “Registration Statement”) filed on February 18, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 4 to the Registration Statement on Form F-1/A (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Form F-1/A filed February 18, 2020

Management

Compensation of Directors and Executive Officers, page 99

1.	Please update the disclosure in this section, and under "Outstanding Equity Awards at Fiscal Year-End" for fiscal year 2019, the last full financial year. Refer to Item 6.B of Form 20-F.

In response to the Staff’s comment, we have revised the disclosure on page 105 of the Registration Statement to disclose the compensation and equity awards for the year ended December 31, 2019.

Consolidated Financial Statements, page F-1

2.	Please update your financial statements in accordance with the requirements of Item 8(A)(4) of Form 20-F, or tell us why you believe an update is unnecessary. Specifically, in the case of an initial public offering, the audited financial statements shall be as of a date not older than 12 months at the time the document is filed. In such cases, the audited financial statements may cover a period of less than a full year.

In response to the Staff’s comment, we have included updated audited financial statements starting from page F-2 of the Registration Statement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel Jonathan Deblinger, Esq. of Ellenoff Grossman & Schole LLP by email at jdeblinger@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jinlong Yang
Jinlong Yang

cc:	Jonathan Deblinger
Ellenoff Grossman & Schole LLP